AMENDMENT

PW

SECURITIES AND EXCHANGE COMMIS
RECEIVED
JUN 1 2010
DIVISION OF MARKET REGULATION



10032782

STATES
ANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 28941

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KRK Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mueller + Co., LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PW

KRK Limited
1107 Nightingale Dr.
Palatine, IL 60067-7038
Ph / Fx: (847) 991-9225
May 28, 2010

Merri Jo Gillette, Regional Director
175 W. Jackson Boulevard, Suite 900
Chicago, IL 60604

Re: Amended Audit for KRK Limited (CRD# 13281; SEC# 8-28941)

Dear Ms. Gillette,

The enclosed audit is being provided as there was a discrepancy in the previously filed document. Our auditor, Mueller & Company, LLP has corrected this error. In generating the previous audit, one of the staff members at Mueller & Company, LLP included a non-existent payable in the amount of $21,005.69 which was recorded as of 12/31/2009. This payable was removed from the auditor's records and a new audit report was generated.

If you have any questions or concerns regarding this amended filing, please contact the undersigned using the information provided above.

Regards,



Tom McAllister, President

CONTENTS


MUELLER & CO., LLP
MUELLER CONSULTING, LLC

2230 Point Blvd., Suite 700 ■ Elgin, Illinois 60123
847.888.8600 Fax: 847.888.0635 www.MuellerCPA.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
KRK Limited
Palatine, Illinois

We have audited the accompanying statement of financial condition of KRK Limited as of December 31, 2009, and the related statements of income, changes in stockholder's equity, cash flows, and changes in liability subordinated to the claims of general creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of KRK Limited as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Mueller & Co., LLP

Elgin, Illinois
March 29, 2010

Certified Public Accountants ■ Management Consultants
Offices in Elgin, St. Charles, Oakbrook Terrace, and Chicago

KRK LIMITED

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Current assets:		
Cash and cash equivalents	$	11,407
Accounts receivable		29,781
Due from estate		11,311
Total current assets		52,499
Property and equipment:		
Office furniture and equipment		7,698
Less accumulated depreciation		(6,498)
		1,200
	$	53,699

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities -		
Accounts payable	$	25,555
Stockholder's equity:		
Common stock, $1 par value; 10,000 shares authorized, 1,000 shares issued and outstanding		1,000
Additional paid-in capital		8,550
Retained earnings		18,594
		28,144
	$	53,699

The accompanying notes are an integral part of the financial statements.

KRK LIMITED

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2009

			% OF NET SALES
Revenues -			
Concession Income	$	191,745	100.0
Operating expenses:			
Concessions		150,174	78.3
Other expenses		26,087	13.6
		15,484	8.1
Other income:			
Interest income		45	-
Other income		2,913	1.5
		2,958	1.5
Net income	$	18,442	9.6

The accompanying notes are an integral part of the financial statements.

KRK LIMITED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2009

		COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance, December 31, 2008	$	1,000	8,550	152	9,702
Net loss for the year ended December 31, 2009		-	-	18,442	18,442
Balance, December 31, 2009	$	1,000	8,550	18,594	28,144

The accompanying notes are an integral part of the financial statements.

KRK LIMITED

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash provided by operating activities:	
Net income	$ 18,442
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	600
Changes in:	
Accounts receivable	(29,781)
Due from estate	(11,311)
Accounts payable	25,555
	3,505
Net increase in cash	3,505
Cash, beginning of year	7,902
Cash, end of year	$ 11,407

Other cash flow information:	
Interest	$ -
Income taxes paid	$ -

The accompanying notes are an integral part of the financial statements.

KRK LIMITED

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

DECEMBER 31, 2009

NOT APPLICABLE

KRK LIMITED

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

KRK Limited is incorporated in Illinois. The Company's principal activity is to act as agents for customers with respect to the purchase, sale and redemption of redeemable shares of registered investment companies and limited partnership offerings.

Revenue

The Company recognizes income from commissions earned on sales of shares of registered investment companies and limited partnership offerings, of which are recognized on the transaction date. The Company shares in investment management fees provided by outside investment managers.

Accounts Receivable

The Company carries its accounts receivable at the outstanding principal balance adjusted for the allowance for doubtful accounts. The allowance for doubtful accounts is estimated based on the Company's historical bad debt experience, the aging of the receivables and based on management's judgment. Accounts deemed uncollectible are charged to the allowance for doubtful accounts. Any finance charges earned on open accounts receivable are recognized when received. There was no allowance for doubtful accounts at December 31, 2009.

Property and Equipment

The cost of property and equipment is depreciated over the estimated useful lives of the related assets, under accelerated methods. The useful lives of property and equipment for purposes of computing depreciation are based on the estimated useful lives, which are generally 3 to 5 years. Depreciation expense charged to operations was $600 in 2009.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Income Taxes

The sole stockholder of the Company has elected treatment as an S Corporation under the Internal Revenue Code. Under these elections, the Company is not required to pay federal income taxes as the income tax is taxed directly to the stockholder. The Company is, however, subject to certain state income taxes

During 2009, the Company adopted recently issued accounting principles related to uncertain tax positions. Any interest and penalties recognized associated with a tax position are classified as current in the Company's financial statements.

Subsequent Events

Subsequent events have been evaluated through March 29, 2010, the date that the financial statements were available for issue.

NOTE 2 - DUE FROM ESTATE

The note is due on demand, and is expected to be collected in full within one year.

NOTE 3 - INCOME TAXES

The Company has adopted recently issued accounting principles related to uncertain tax positions for the year ended December 31, 2009 and has evaluated its tax positions taken for all open tax years. Currently, the 2006, 2007 and 2008 tax years are open and subject to examination by the Internal Revenue Service and Illinois Department of Revenue. However, the Company is not currently under audit nor has the Company been contacted by any of these jurisdictions.

Based on the evaluation of the Company's tax positions, Management believes all positions taken would be upheld under an examination. Therefore, no provision for the effects of uncertain tax positions has been recorded for the year ended December 31, 2009.

NOTE 4 - NET CAPITAL REQUIREMENT UNDER RULE 15c3-1

Pursuant to the net capital provision of Rule-15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital which may fluctuate on a daily basis. At December 31, 2009, the required minimum net capital was $5,000. On December 31, 2009 the Company's net capital was $27,999. There were no material differences between the unaudited Part II of Form X-17A-5 as of December 31, 2009.

NOTE 5 - SEC RULE 15C3-3

The Company claims an exemption to 15c3-3 (Customer Protection Rule) under subparagraph (k) (1) of the rule. Nothing came to our attention during the course of our examination that would indicate the Company was not in compliance with the requirement of that examination.

NOTE 6 - SUBSEQUENT EVENT

In January 2010, the sole stockholder of the Company died unexpectedly. In accordance with the business continuation plan, a successor president of the Company has been appointed. Management's plan in regard to this matter is to seek a buyer for the Company. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

SUPPLEMENTARY INFORMATION



MUELLER & CO., LLP
MUELLER CONSULTING, LLC

2230 Point Blvd., Suite 700 ■ Elgin, Illinois 60123
847.888.8600 Fax: 847.888.0635 www.MuellerCPA.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
KRK Limited
Palatine, Illinois

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mueller & Co., LLP

Elgin, Illinois
March 29, 2010

KRK LIMITED

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

Total stockholders' equity per Statement of Financial Condition	$	28,144
Haircuts on securities pursuant to 15c3-1(f)		145
Net capital*		27,999
Net capital requirement		5,000
Excess net capital	$	22,999

* There are no material differences between the preceeding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2009.

KRK LIMITED

COMPUTATION FOR DETERMINATION OF RESERVE

DECEMBER 31, 2009

NOT APPLICABLE

KRK LIMITED

INFORMATION RELATING TO THE POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

DECEMBER 31, 2009

NOT APPLICABLE



MUELLER & CO., LLP
MUELLER CONSULTING, LLC
2230 Point Blvd., Suite 700 ▪ Elgin, Illinois 60123
847.888.8600 Fax: 847.888.0635 www.MuellerCPA.com

Management

KRK Limited:

In planning and performing our audit of the financial statements of KRK Limited, the Company, as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Certified Public Accountants ▪ Management Consultants
Offices in Elgin, St. Charles, Oakbrook Terrace, and Chicago

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis. Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the third paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mueller & Co., LLP

Elgin, Illinois
March 29, 2010